Ryan Beck & Co., Inc.

September 9, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Mr. Todd K. Schiffman, Assistant Director

Re:	Legacy Bancorp, Inc.
Registration Statement on Form S-1
File Number 333-126481

Ladies and Gentlemen:

We hereby join Legacy Bancorp, Inc. in requesting that the effective date for the Registration Statement referred to above, as amended, be accelerated so that it will become effective at 5:30 p.m., Eastern time, on September 9, 2005, or as soon thereafter as practicable.

In making the foregoing request, we confirm that we are aware of our obligations under Rule 460 under the Act and that in compliance therewith we have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will be invited to participate in the distribution of the securities registered thereunder.

Sincerely,

RYAN BECK & CO., INC.

By:	/s/ Michelle Darcey
Name:	Michelle Darcey
Title:	Director